Longevity Health Holdings, Inc. (formerly Carmell Corporation)
2403 Sidney Street, Suite 300, Pittsburgh, PA 15203
412-894-8248
www.healthxage.com

June 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Christie Wong, Michael Fay

Re: Longevity Health Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024;

Filed March 31, 2025

Form 10-Q for the Fiscal Quarter Ended March 31, 2025

Filed May 15, 2025

File No. 001-40228

Dear Ms. Wong and Mr. Fay:

Longevity Health Holdings, Inc. (the “Company”) is responding to the comment letter, dated June 4, 2025 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filings. For your convenience, we have reproduced the Staff’s comments below in bold, followed by the Company’s response. The Company is concurrently filing an amendment to the Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K/A”) with this letter.

Form 10-K for the Fiscal Year Ended December 31, 2024

Consolidated Statement of Operations, page 37

1. We note you present depreciation after gross profit. If any depreciation relates to cost of sales, please revise future filings to follow the guidance in SAB Topic 11.B.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its future filings to follow the guidance in SAB Topic 11.B. For the years ended December 31, 2024 and 2023, no deprecation related to cost of sales.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 46

2. Please revise future filings to provide a separate revenue recognition policy for your 2024 continuing operations and to address the below. Please provide us any proposed disclosure.

•
Describe how you determine the transaction price in accordance with ASC 606-10-32-2 through 32-4, including how you apply the variable consideration constraint under ASC 606-10-32-11 through 32-13. We note you offer discounts and allowances to customers;
•
Describe any provisions in your contracts related to returns, warranties, etc.; and
•
Describe your disaggregation of revenue under ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its future filings to provide a separate revenue recognition policy for the Company’s continuing operations and to incorporate the Staff’s comments. The Company’s proposed disclosure is attached as Annex A.

Exhibits

3. We note that the Exhibit 31 and Exhibit 32 certifications refer to Carmell Corporation. Please revise your certifications to refer to Longevity Health Holdings, Inc. and file a full amendment with the corrected certifications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed corrected certifications as Exhibits 31.1, 31.2, 32.1 and 32.1 with the Form 10-K/A filed concurrently herewith.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025

Notes to Condensed Consolidated Financial Statements

Note 4 – Elevai Acquisition, page 13

4. We note your disclosure that the Elevai Acquisition is accounted for as an asset purchase as it did not meet the screening test under GAAP to be considered a business pursuant to ASC 805. Please provide us the analysis you used to make this determination and tell us how you considered ASC 805-10-55-5A.

Response: The Company respectfully acknowledges the Staff’s comment and has attached its analysis used to make the determination under ASC 805-10-55-5 as Annex B.

Note 9 – Commitments and Contingencies, page 15

5. In future filings, please disclose the royalty rates and payment terms related to the Yuva License Agreement and your accounting for any such payments.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its future filings to disclose the royalty rates and payment terms and related accounting.

If you have any additional questions or comments, please contact our outside legal counsel, Michael A. Hedge of K&L Gates LLP at (949) 623-3519 or michael.hedge@klgates.com

Very truly yours,

/s/ Rajiv Shukla

Rajiv Shukla
Chairman and Chief Executive Officer

cc: Michael A. Hedge, K&L Gates LLP

ANNEX A

Revenue Recognition – Continuing Operations

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five-step model:

•
Identification of the contract with a customer
•
Identification of the performance obligations in the contract
•
Determination of the transaction price
•
Allocation of the transaction price to the performance obligations in the contract
•
Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company’s revenue is generated from the sale of its cometic skin and haircare products. These products are primarily sold to customers within the United States. The Company has standard payment terms that generally require payment within 30 days of product shipment. The Company’s sales contracts represent a performance obligation to sell its products to customers and are satisfied when control of the promised goods is transferred to the customer, which typically occurs upon shipment. To identify the performance obligations, the Company considers all the goods promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

Gross sales revenue is recorded at the standard fixed transaction price for the specific product sold. Any promotional discounts and allowances are fixed at the time of the sale and recorded as a reduction of the related gross revenue. The Company has experienced no material returns of its products.

For the xxx months ended xxx, 2025 and 2024, the Company’s revenue by sales channel was as follows:

Business to Business	$	$
Direct to Consumer
Distributors
	$	$

ANNEX B

ACCOUNTING MEMORANDUM

Date: December 31, 2024

To: Longevity Health Holdings Accounting Files

Re: Elevai Asset Purchase

Transaction Summary

On January 16, 2025, Longevity Health Holdings (the “Company”) completed its acquisition of substantially all of the assets and the assumption of certain of the liabilities of PMGC Holdings Inc. and Elevai Skincare, Inc., its wholly owned subsidiary, (the “Seller”), related to the Seller’s skincare and haircare business. The following are key factors related to the acquisition:

•
Inventory related to the three pre-existing products, whose primary active ingredient is exosomes produced from human mesenchymal stem cells
•
Intangible assets, primarily the trade name associated with those product lines
•
Seller’s employees hired by the Company had no specialized skills or required know-how to produce the acquired products
•
No substantive processes were acquired, as formulation of the products is owned by and production fully outsourced to a third party. Further, the exosomes currently produced in the Seller’s laboratory can be purchased directly from third parties. The Company received a quote for the purchase of exosomes from one such third party for approximately the same cost per unit as those produced in the Seller’s laboratory.

Assessment of Business vs. Asset Acquisition

In accordance with ASC 805-10-55-5, a transaction is considered a business combination only if the acquired set includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Key facts supporting asset acquisition classification:

•
The acquired assets primarily consist of inventory and the Elevai trade name; no proprietary processes or workforce with required specialized know-how or knowledge were acquired. This is supported by the Company’s plans to shut down the Folsom facility at the end of May.
•
There is no transfer of substantive processes or organizational structure as outlined above.
•
The acquisition fails the definition of a business under the “substantive process” criterion.

•
The “screen test” (ASC 805-10-55-5A through 5C) applies, and the fair value of the gross assets acquired is substantially concentrated (89%) in a group of similar identifiable assets (i.e., inventory, and the Elevai trade name relating to three related product lines). Therefore, the screen test is met, and the acquisition is not a business.

Accounting Treatment

As this transaction qualifies as an asset acquisition, the following accounting guidance applies:

1.
Measurement Principle
•
Per ASC 805-50, assets acquired are measured based on the cost to the acquiring entity, including transaction costs.
2.
Cost Allocation
•
The total consideration transferred, including transaction costs, will be allocated to the individual assets acquired on a relative fair value basis.
•
No goodwill is recognized.
•
The excess of the fair value over the purchase price will be allocated between the non-financial assets acquired:
o
Inventory
o
Property and equipment
o
Intangible assets
3.
Transaction Costs
•
Unlike a business combination, transaction costs are capitalized as part of the asset cost rather than expensed.
4.
Deferred Taxes
•
Deferred tax assets and liabilities are not recognized in an asset acquisition. Any differences between book and tax bases are handled through the tax provision (ASC 740).

Conclusion

Based on the analysis, the acquisition is classified as an asset acquisition under ASC 805. The acquired assets are concentrated in a group of similar identifiable assets (inventory and trade name), with no workforce or substantive process acquired. The total consideration, including transaction costs, will be allocated to the identifiable assets based on relative fair values, with the excess of the fair value over the consideration allocated to the non-financial assets.